02041569

Commonwealth Bankshares, Inc.

RECD S.E.C.
JUN 21 2002
1086

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

Annual Report 2001

CORPORATE TRIBUTE

George H. Burton, Jr., a 20-year veteran of the Board of Directors of the Bank of the Commonwealth, passed away on October 1, 2001, as the Corporation approached the conclusion of thirty years of operations and service to the Hampton Roads Communities.

For most, retirement is a retreat from the responsibilities of work and community, a time to enjoy the fruits of one's labor while others carry on the work. George H. Burton, Jr. was a unique and shining exception. He remained an active leader and participant not only in his business as President and CEO of Burton Lumber Corporation, but in the many organizations he served, throughout a lifetime, that spanned more than ninety-one years. The shareholders, staff and customers of Bank of the Commonwealth will forever be the benefactors of his tireless commitment.

Mr. Burton, a veteran, an engineer by training, and a businessman in practice, brought his experience, his insights and his wisdom to our every deliberation. He contributed significantly to the soundness and well being of our Corporation. Yet Mr. Burton also possessed a unique concern for others with whom he served, a concern illustrated by an activity he instituted and carried on at his own business for more than thirty-six years: a 15 minute devotational time – held weekly, voluntarily, and on the company's time. The examples shared by those that participated helped to shape lives and provide encouragement.

Mr. Burton's life started and ended with his family and his faith. He would particularly appreciate The Old Testament Book of Psalms scripture, which reads:

> *"Since my youth, O God, you have taught me...Even when I am old and gray do not forsake me, O God, 'til I declare your power to the next generation, your might to all who are to come." (70:17-18)*

Bank of the Commonwealth is a part of that "next generation" that George H. Burton, Jr. tended to. During his time with us we were strengthened by what he knew, as well as, by what he valued.

In the months and years to come we will be reminded of his life of service and love and in remembrance of his life, the encouragement to share our own.

Thank you Mr. Burton for your message! You made it clear!
You will not be forgotten.

E. J. Woodard, Jr., CLBB
Chairman of the Board,
President and Chief Executive Officer

COMMONWEALTH S COMMITMENT TO THE COMMUNITIES WE SERVE

Bank of the Commonwealth began as a local bank in Norfolk, Virginia, in 1971, and we will never forget that we owe our vitality to the communities we serve. The organization which we have created is attuned to local issues and responsive to local needs.

The officers of our organization are deeply involved in the social and economic concerns of the Hampton Roads community. We encourage all of our employees to volunteer their time to worthy local causes. Our financial support goes beyond loans and credit to local businesses, and includes contributions that aid area charities, schools, churches, and civic and cultural organizations throughout the Hampton Roads community.

Although we continue to grow and reach out to new communities, we are still a local bank and our commitment to the Hampton Roads community will always reflect our special appreciation for the trust our customers and shareholders have placed in Commonwealth Bankshares and Bank of the Commonwealth.

Our goal in the following pages is to provide you with a detailed analysis of the many sides of Commonwealth Bankshares and Bank of the Commonwealth. We look forward to showing you why Commonwealth Bankshares and Bank of the Commonwealth deserve to be your first choice in commercial and retail banking.

TABLE OF CONTENTS

COMPARATIVE FINANCIAL HIGHLIGHTS

(Dollars in Thousands Except Per Share Information)

	2001	2000	1999	Percent of Change 2001 Over 2000	Percent of Change 2000 Over 1999
At Year-End					
Assets	$230,568	$205,864	$157,016	12.0%	31.0%
Deposits	204,909	184,615	138,358	11.0%	33.4%
Loans net of unearned income	178,069	157,942	125,045	12.7%	26.3%
Loan loss reserve	1,988	1,920	931	3.5%	106.2%
Investment securities	16,386	19,433	20,185	(15.7%)	(3.7%)
Total shareholders' equity	13,573	12,827	12,227	5.8%	4.9%
Common shares issued	1,703,002	1,683,562	1,644,743	1.2%	2.4%
For the Year					
Net income	$577.3	$301.5	$1,155.4	91.5%	(73.9%)
Per common share - basic	0.34	0.18	0.71	88.9%	(74.6%)
Return on average common shareholders' equity	4.51%	2.34%	9.63%	92.7%	(75.7%)
Return on average assets	0.25%	0.17%	0.83%	47.1%	(79.5%)
Bank Risk-Based Capital Ratios at Year End					
Tier 1	9.9%	7.6%	9.9%	30.3%	(23.2%)
Total	10.9%	8.8%	10.7%	23.9%	(17.8%)

MESSAGE TO SHAREHOLDERS

Commonwealth Bankshares, Inc. and Subsidiary
Bank of the Commonwealth



E. J. Woodard, Jr., CLBB
Chairman of the Board, President,
and Chief Executive Officer

Dear Shareholders:

The year 2001 proved to be a challenging year on many fronts:

- An anemic economy struggled to assimilate the catastrophic events of September 11th and the War on Terrorism,
- The Bank's margins were dramatically affected by the unprecedented and unanticipated 500 Basis Point Reduction in the Discount Rate by the Federal Reserve Bank, and
- The 3 new branches which we added over the last year and a half in 2 new markets, Chesapeake and Portsmouth and one in Norfolk, continued to adversely impact earnings substantially even though all 3 branches are ahead of projections in new loans and deposits.

In this Annual Report, we will take a look at the year, some of the issues that affected the financial markets and particularly Bank of the Commonwealth. In general, it was a year of transition and changing expectations. What started out as a year in which the financial markets were weak and looked as if they would further deteriorate ended with a strengthening economy and growing consumer confidence.

MARKET OUTLOOK

What an incredible difference a year can make. The nations economic landscape changed dramatically during 2001, resulting in perhaps the most challenging environment in a decade.

History is fractured with fault lines, seismic events big and small that simultaneously mark the end and beginning of eras. Often these fault lines of human events serve as pivot points of new consciousness, leaving only the before and after.

Years from now when historians contemplate the turbulent events of 2001, they will encounter another fault line – September 11th. The infamous terrorist jetliner attacks on New York and Washington, and their unfolding aftermath, created a new before and after for our Nation and our community.

Like a cycle of seasons, major developments on the national stage during 2001 also came full circle. The year dawned with deeply bitter political partisanship in Washington over a disputed presidential election, which left our country in a state of uncertainty; it faded with the image of members of Congress spontaneously grasping hands and singing "America the Beautiful" on the Capitol steps.

Progress and setbacks for the community banking industry's agenda could be measured in the context of September 11th, whether before or after.

Early in 2001, long before September 11th, the Bush Administration arrived in Washington, eventually bringing new faces to the Treasury Department, the Federal Reserve, the FDIC and the Office of Thrift Supervision. By June, amid growing federal budget surpluses, the President signed into law $1.35 trillion dollars in tax relief, the biggest in 20 years. Shortly thereafter, a Republican senator from Vermont defected from the GOP, reshuffling the national political landscape – including the prospects for community banking's agenda.

Meanwhile, throughout the year the Federal Reserve attempted to reinvigorate an economy that had hit a speed bump after a historic run. To fight off a recession, the Federal Reserve cut the fed funds target rate 11 times, moving interest rates to their lowest levels in 40 years and leaving community banks, including Bank of the Commonwealth, struggling to maintain their net interest margins. Despite these actions, an economic recession was formally declared anyway. Banking regulators and community bankers braced for leaner times.

Clearly, the country's financial system was a target of the September attacks as much as our military and political symbols.

2001 wasn't easy for your Bank – but then again, it wasn't easy for anyone. We entered the economic recession in the second half of the year uniquely positioned; having aggressively cut costs, raised awareness of the advantages of banking with a community bank, such as Bank of the Commonwealth, expanded our distribution through our new branches and ATM networks, and further expanded our product lines.

FINANCIAL HIGHLIGHTS / REVIEW

We ended 2001 as a stronger, leaner and more enthusiastic organization. We begin 2002 precisely positioned for managed, profitable growth. Our accomplishments for 2001 include:

- The generation of $7.3 million in new regulatory capital through the issuance of convertible trust preferred securities. We planned to use the new capital to support growth in our current branch structure and to bolster regulatory capital ratios. Total shareholders equity increased 62.5% from $12.8 million at December 31, 2000 to $20.8 million at December 31, 2001.
- Increased net income in 2001 to $577.3 thousand or 91.5% above the $301.5 thousand reported for the year ended 2000, despite the continued absorption of operating expenses associated with the expansion of the branch network initiated during 2000 and 2001 along with the unanticipated rapid decline in "interest rates" during the year.
- Growth in the Banks total assets to $230.6 million at year-end 2001 or an increase of 12% as compared with $205.9 million at year end 2000.
- Continued to grow our Bank's loan portfolio which reached $178.7 million at year end 2001 representing an increase of $20.2 million or 12.7% over the $158.5 million reported at year end 2000, despite the economic slowdown, particularly during the second half of the year.
- Increased interest on loans and investments and loan fees by $2.7 million or 18.7% over the $14.6 million reported at December 31, 2000.
- The continued maintenance of a strong allowance for loan losses — which equaled $2.0 million or 1.1% of outstanding loans at year-end 2001. This reserve will support anticipated future loan growth.
- Increased total deposits by $20.3 million or 11.0% over the $184.6 million reported at December 31, 2000.
- Strengthened core deposits and improved our product mix as evidenced by an increase in outstanding demand deposits of $11.2 million or 31.7% over the $35.4 million reported at December 31, 2000.
- An enhanced awareness of your Bank through our expanded website, direct mail solicitation targeting the communities served by our new branches and billboard advertising promoting our new slogan "Come Bank with your Neighbors." We won't rest until everyone in Hampton Roads knows what Bank of the Commonwealth represents. We want to serve our customers needs and make their life easier. We want our customers to be our partners.
- Continued to enhance our non-deposit financial products, offered through our Trust Department.
- The initial development of "check imaging" which will become active for our customers during the first quarter of 2002. This state-of-the-art technology affords customers greater convenience, easier balancing and faster research by providing them with digitally reproduced images of checks in their monthly statements. The installation of our "Premier Director Check Archive System", will be the primary tool for managing and retrieving documents stored in the Bank's imaging system, and will contribute to our ability to increase our level of customer service by providing for immediate retrieval of customer documents at all branch locations.
- Paving the way for enhanced customer service our Bank began the process in late December of converting our current data processing system to Unisys e-@ction Network Document Processor with CAR (character amount recognition). Imagine a future of even more personalized service...easier access, more opportunities and enhanced security for our customers...more effective customer interactions and increased efficiency for business. That's what we will be positioned to offer with the full implementation of this new technology.
- The creation of the Bank's new Portsmouth Advisory Board, which added 5 new business leaders to our list of Advisory Directors. They include: David W. Larkin, President of Integrated Computer Technology, Inc; Thomas V. Miano, President of Early Virginia Properties; Bryan K. Meals, Litigation Associate with McGuire Woods, L.L.P; James Resolute, Retired from the Department of Navy; and Chairman, Bishop Ted Thomas, Jurisdictional Prelate of the Church of God in Christ.

The changes have been fast-paced and broad based and the outcome has been exciting. We believe from the standpoint of customer service we continue to have "Simply The Best" community bank in Hampton Roads.

Clearly, our Corporation's performance during 2001 demonstrates the strength of our franchise of customers, products and people. Customers continue to do business with us not only because of our accessibility, but also because we work hard to provide them with what they need to achieve their financial goals.

One important outcome of our 2001 performance was our continuing strong capital position, with $7.3 million in new capital your Company has the flexibility to invest for the future. The changes in the financial services industry will continue to be swift and relentless. The long-term survivors which includes your Bank, will be those who make the right investment decisions in technology, service delivery and marketing.

We are indeed pleased with our earnings record reported herein considering:

- the investment we have made to position our Franchise for the future,
- the uncontrollable economic environment during 2001, and we look forward to an even stronger performance in 2002.

Under the section entitled Management's Discussion and Analysis of Financial Conditions and Results of Operations, you will find an accounting of the Corporation's performance for the year-ended December 31, 2001, compared with December 31, 2000 and 1999, and our prospects for the future.

TECHNOLOGICAL TRENDS

Activities and issues that are critical to community bank's success according to Grant Thorton's Annual Survey of Community Bank's are:

- Employing technology (for the third year in a row),
- Increasing fee income and,
- Playing an active role in electronic commerce

Lessons learned from experience are helping us improve service and achieve our vision. Much of who we are, what we can or will become is determined by the relationships which we develop and maintain together with our ability to manage the aforementioned disciplines. To some, to manage is passive...as in make do or administer. At Bank of the Commonwealth, to manage means driving our business to realize it's full potential. It also means running our operations as efficiently and effectively as possible today and tomorrow. This management philosophy can be seen in the services we have employed during the last 2 to 3 years. During this time we've added:

- An expanded ATM Network
- Internet Banking
- Bill presentation and payment
- Telephone banking
- Credit and Debit card solutions
- Wealth management and,
- Image processing

Our long-standing commitment has been to keep pace with technology so that we can properly offer the products and services that our customers desire. We certainly feel we have become a leader in this area among community banks of our size. Our goal is to provide our employees and customers with the data they need to make the decisions necessary to succeed.

YOUR INVESTMENT IN BANK OF THE COMMONWEALTH

Bank of the Commonwealth is now the oldest community bank headquartered in Southside Hampton Roads. While the stock performance remained relatively flat during 2001 as a result of conditions cited herein, we are hopeful that there will be a substantial improvement during 2002. If you have internet access, please visit our website at **www.bankofthecommonwealth.com** for the many financial tools available to our Shareholders and Customers as well as the many visitors to our site. Our Common and Preferred stock can also be followed on **NASDAQ** under the symbols **CWBS** and **CWBSP**.

IN MEMORIAM

Shortly before the 2001 annual report was ready to go to press, Leroy "Buddy" Goodman, who served as collections manager for the Bank of the Commonwealth for the past 7 years, passed away.

Buddy played an intricate role in our corporate family and in the extended families of many of our staff members.

I will always treasure him and the experiences we shared. I am truly grateful for our days together.

Although his name has been written too deeply in our hearts to be erased by passing years, we will surely miss him and his contributions to Bank of the Commonwealth.

CONCLUDING THOUGHTS

It is clear that 2002 will be as challenging as any year the industry has faced – if not more so. There will be continued consolidation and increasing competition. The aftereffects of the economic downturn of last year will continue to ripple through our marketplace and community. The impact of the Enron debacle will not go away quickly either. There will be increased pressure for improved financial disclosure and some rethinking of accounting rules. Many of these events will effect the Banking Industry as well as your Bank.

On the other hand, it will be an exciting year. If Chairman Greenspan is correct, we will see a gradual strengthening of the economy. As the business environment responds with growth, as in business cycles of the past, it will be the financial institutions that:

- know their customers best,
- market aggressively, and
- choreograph their strategies to leverage the market and their own capabilities, that will lead the pack.

The history of human progress is a history of meeting challenges – environmental, technological, social and financial. It is Bank of the Commonwealth's ability to bridge these chasms – physically, emotionally and intellectually that have enabled your Bank to survive for 31 years as an independent community bank.

All of this is to say that we are very good at what we do, and our customers are receiving real value in each line of business we offer. We will continue to refine our business models in order to meet the changing economic environment and to insure that they will always compare favorably with the best performers.

These transformations of our product line have enabled your Bank to produce strong growth while building for sustained long-term expansion and profitability. We remain committed to this history of growth, high standards of performance and unmatched service quality over time.

For more than 31 years we have operated in this fashion, and we intend to carry on for as long as you, our Customers and Shareholders, continue to show us your support.

We are grateful for the loyalty of our Shareholders, Directors, Employees and Customers.

As always, we encourage you to invite your family, friends and neighbors to take advantage of the comprehensive and unique products and services of Bank of the Commonwealth, the oldest community bank headquartered in Southside Hampton Roads.

Sincerely,

E.J. Woodard, Jr., CLBB
Chairman of the Board, President
and Chief Executive Officer

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Cash and cash equivalents:		
Cash and due from banks	$ 6,434,225	$ 6,886,063
Federal funds sold	5,319,706	7,181,134
Total cash and cash equivalents	11,753,931	14,067,197
Interest-bearing deposits in bank	13,976,555	7,572,395
Investment securities:		
Available for sale	13,498,407	15,087,131
Held to maturity	2,887,315	4,345,966
Equity securities, restricted, at cost	917,270	726,751
Loans receivable:		
Commercial	28,435,499	25,300,477
Commercial construction	5,668,581	3,659,197
Commercial mortgage	95,424,615	81,627,100
Residential mortgage	36,480,368	36,451,466
Installment loans to individuals	10,499,578	7,756,748
Other	2,171,349	3,682,353
Gross loans	178,679,990	158,477,341
Unearned income	(611,159)	(535,058)
Allowance for loan losses	(1,988,000)	(1,920,000)
Loans, net	176,080,831	156,022,283
Premises and equipment, net	5,587,834	4,537,213
Foreclosed real estate	328,433	130,609
Accrued interest receivable	1,321,763	1,346,527
Other assets	4,215,378	2,027,582
	$ 230,567,717	$ 205,863,654

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Liabilities:		
Deposits:		
Noninterest-bearing demand deposits	$ 23,537,438	$ 17,339,931
Interest-bearing:		
Demand deposits	23,091,671	18,053,072
Savings deposits	5,433,537	5,173,633
Other time deposits	152,846,281	144,048,327
Total deposits	204,908,927	184,614,963
Short-term borrowings	1,424,312	5,382,245
Long-term debt	478,720	504,832
Accrued interest payable	1,038,892	906,164
Other liabilities	1,858,588	1,628,580
Total liabilities	209,709,439	193,036,784
Convertible preferred securities	7,285,000	-
Stockholders' equity:		
Common stock, par value $2.50, 5,000,000 shares authorized; 1,703,002 and 1,683,562 shares issued and outstanding in 2001 and 2000, respectively	4,257,506	4,208,906
Additional paid-in capital	5,477,930	5,400,499
Retained earnings	3,775,600	3,435,372
Accumulated other comprehensive income (loss)	62,242	(217,907)
Total stockholders' equity	13,573,278	12,826,870
	$ 230,567,717	$ 205,863,654

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
Interest income:			
Loans, including fees	$ 15,403,576	$13,056,166	$ 9,512,833
Investment securities	987,708	1,201,907	1,296,281
Other interest income	936,340	334,029	51,463
Total interest income	17,327,624	14,592,102	10,860,577
Interest expense:			
Deposits	10,699,299	7,799,662	5,262,773
Other interest expense	183,157	351,077	238,804
Total interest expense	10,882,456	8,150,739	5,501,577
Net interest income	6,445,168	6,441,363	5,359,000
Provision for loan losses	360,046	1,154,582	109,823
Net interest income after provision for loan losses	6,085,122	5,286,781	5,249,177
Noninterest income:			
Service charges on deposit accounts	817,865	710,075	842,240
Other service charges and fees	526,634	372,237	235,099
Other	144,265	99,530	131,857
Total noninterest income	1,488,764	1,181,842	1,209,196
Noninterest expenses:			
Salaries and employee benefits	3,228,974	2,983,840	2,290,700
Net occupancy expense	699,340	612,199	464,458
Furniture and equipment expense	1,007,915	722,300	609,499
Other operating expense	1,897,633	1,845,128	1,491,902
Total noninterest expenses	6,833,862	6,163,467	4,856,559
Income before income taxes	740,024	305,156	1,601,814
Provision for income taxes	162,731	3,651	446,424
Net income	$ 577,293	$ 301,505	$ 1,155,390
Earnings per share:			
Basic	$ .34	$ .18	$ .71
Diluted	$ .31	$ .16	$ .64

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, and 1999

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 1998	$2,710,383	$ 5,175,939	$ 3,740,072	$ (46,649)	$ 11,579,745
Comprehensive income:					
Net income	-	-	1,155,390	-	1,155,390
Net change in unrealized gain (loss) on securities available for sale	-	-	-	(480,984)	(480,984)
Total comprehensive income					674,406
Issuance of common stock - 18,636 shares	46,590	98,849	-	-	145,439
50% stock dividend - 541,954 shares	1,354,885	-	(1,354,885)	-	-
Cash dividend - $.105 per share	-	-	(172,992)	-	(172,992)
Balance, December 31, 1999	4,111,858	5,274,788	3,367,585	(527,633)	12,226,598
Comprehensive income:					
Net income	-	-	301,505	-	301,505
Net change in unrealized gain (loss) on securities available for sale	-	-	-	309,726	309,726
Total comprehensive income					611,231
Issuance of common stock - 38,819 shares	97,048	125,711	-	-	222,759
Cash dividend - $.14 per share	-	-	(233,718)	-	(233,718)
Balance, December 31, 2000	4,208,906	5,400,499	3,435,372	(217,907)	12,826,870
Comprehensive income:					
Net income	-	-	577,293	-	577,293
Net change in unrealized gain (loss) on securities available for sale	-	-	-	280,149	280,149
Total comprehensive income					857,442
Issuance of common stock - 19,440 shares	48,600	77,431	-	-	126,031
Cash dividend - $.14 per share	-	-	(237,065)	-	(237,065)
Balance, December 31, 2001	$4,257,506	$ 5,477,930	$ 3,775,600	$ 62,242	$ 13,573,278

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, 1999

	2001	2000	1999
Operating activities:			
Net income	$ 577,293	$ 301,505	$ 1,155,390
Adjustments to reconcile net income to net cash from (used in) operating activities:			
Provision for loan losses	360,046	1,154,582	109,823
Depreciation and amortization	651,027	490,385	411,795
Other, net	(2,236)	(327,729)	(15,477)
Net change in:			
Accrued interest receivable	24,764	(302,316)	(187,753)
Accrued interest payable	132,728	355,247	169,850
Other assets	(2,016,557)	34,069	362,897
Net cash from (used in) operating activities	(272,935)	1,705,743	2,006,525
Investing activities:			
Net change in interest-bearing deposits in bank	(6,404,160)	(7,572,395)	-
Purchase of securities available for sale	(3,845,680)	(288,746)	(3,773,059)
Purchase of equity securities, restricted	(190,519)	(178,673)	(44,400)
Net purchase of premises and equipment	(1,713,249)	(2,211,660)	(494,140)
Net expenditures on foreclosed real estate	(395,302)	(74,786)	(30,448)
Net change in loans	(20,418,594)	(32,597,774)	(33,692,449)
Proceeds from:			
Maturities of securities held to maturity	1,458,651	360,795	959,072
Sales and maturities of securities available for sale	5,811,015	1,149,285	4,386,431
Sale of real estate acquired in settlement of loans	173,622	8,866	434,194
Net cash used in investing activities	(25,524,216)	(41,405,088)	(32,254,799)
Financing activities:			
Net change in:			
Other time deposits	8,797,954	43,662,453	22,848,926
Demand, interest-bearing demand and savings deposits	11,496,010	2,594,541	(660,772)
Short-term borrowings	(3,957,933)	1,226,052	1,672,468
Proceeds from issuance of convertible preferred securities	7,285,000	-	-
Other	(137,146)	(37,071)	(53,665)
Net cash from financing activities	23,483,885	47,445,975	23,806,957
Net increase (decrease) in cash and cash equivalents	(2,313,266)	7,746,630	(6,441,317)
Cash and cash equivalents, January 1	14,067,197	6,320,567	12,761,884
Cash and cash equivalents, December 31	$ 11,753,931	$ 14,067,197	$ 6,320,567
Supplemental disclosure of cash paid during the year:			
Interest	$ 10,749,726	$ 7,795,494	$ 5,331,577
Income taxes	195,000	481,101	562,366

The accompanying notes are an integral part of these consolidated financial statements.

DECEMBER 31, 2001

Note 1 Summary of Significant Accounting Policies

The accounting and reporting policies of Commonwealth Bankshares, Inc. (the Parent) and its subsidiaries, Commonwealth Bankshares Capital Trust I (the Trust), and Bank of the Commonwealth (the Bank) and its subsidiaries, BOC Title of Hampton Roads, Inc. and BOC Insurance Agencies of Hampton Roads, Inc., are in accordance with accounting principles generally accepted in the United States of America and conform to accepted practices within the banking industry. A summary of significant accounting policies is briefly described below.

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of the Parent, the Trust and the Bank and its subsidiaries, collectively referred to as "the Company." All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations - The Bank operates under a state bank charter and provides full banking services, including trust services. As a state bank, the Bank is subject to regulation of the Bureau of Financial Institutions and the Federal Reserve System. The Bank serves Norfolk, Virginia Beach, Chesapeake and Portsmouth, Virginia through its nine banking offices.

Estimates - Management uses estimates and assumptions in preparing financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenue and expenses. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Investment Securities - Investment securities which the Bank intends to hold until maturity or until called are classified as held to maturity. These investment securities are stated at cost, adjusted for amortization of premiums and accretion of discounts.

Investment securities which the Bank intends to hold for indefinite periods of time, including investment securities used as part of the Bank's asset/liability management strategy, are classified as available for sale. These investment securities are carried at fair value. Net unrealized gains and losses, net of deferred income taxes, are excluded from earnings and reported as accumulated other comprehensive income (loss).

Gains and losses on the sale of investment securities are determined using the specific identification method.

Note 1 Summary of Significant Accounting Policies (Continued)

<u>Loans Receivable</u> - Loans receivable are intended to be held until maturity and are shown on the balance sheet net of the allowance for loan losses. Interest is computed by methods which generally result in level rates of return on principal. Interest on past due and problem loans is accrued until serious doubt arises as to the collectibility of the interest.

The Bank grants commercial, real estate, and consumer installment loans to its customers. Collateral requirements for loans are determined on a loan by loan basis depending upon the purpose of the loan and the financial condition of the borrower.

In the normal course of business, to meet the credit needs of its customers, the Bank has made commitments to extend credit. These commitments represent a credit risk which is not recognized in the balance sheet. The Bank uses the same credit policies in making commitments as it does for other loans. Commitments to extend credit are generally made for a period of one year or less and interest rates are determined when funds are disbursed. Collateral and other security for the loans are determined on a case by case basis. Since some of the commitments are expected to expire without being drawn upon, the contract or notional amounts do not necessarily represent future cash requirements.

<u>Allowance for Loan Losses</u> - The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

<u>Foreclosed Real Estate</u> - Foreclosed real estate is stated at the lower of cost or estimated fair market value of the property, less estimated disposal costs, if any. Cost includes loan principal and accrued interest. Any excess of cost over the estimated fair market value at the time of acquisition is charged to the allowance for loan losses. The estimated fair market value is reviewed periodically by management and any write-downs are charged against current earnings.

<u>Premises and Equipment</u> - Premises and equipment are stated at cost less accumulated depreciation. Deprecation is computed generally by the straight-line method. It is the Company's policy to capitalize additions and improvements and depreciate the cost thereof over the estimated useful lives as follows:

Buildings and improvements	5 to 40 years
Furniture and equipment	3 to 10 years

Note 1 Summary of Significant Accounting Policies (Continued)

Income Taxes - Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws on rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Per Share Data - Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed by dividing net income by the weighted average common and potential dilutive common equivalent shares outstanding, determined as follows:

	2001	2000	1999
Weighted average shares outstanding used to compute basic earnings per share	1,692,125	1,667,329	1,631,684
Incremental shares issuable upon the assumed exercise of stock options	191,229	189,369	172,517
Shares used to compute diluted earnings per share	1,883,354	1,856,698	1,804,201

On April 27, 1999, the Board of Directors declared a 3 for 2 stock split effected in the form of a 50 percent stock dividend. Accordingly, outstanding shares of common stock were increased by 541,954 shares and a transfer of $1,354,885, representing the par value of additional shares issued, was made from retained earnings to common stock.

Financial Instruments - In the ordinary course of business the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Note 1 Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments - The carrying value of cash and cash equivalents, interest-bearing deposits in bank, accrued interest receivable, demand deposits, savings deposits, and short-term borrowings approximates fair value. The fair value of securities is based on quoted market prices. The remainder of the recorded financial instruments were valued based on the present value of estimated future cash flows, discounted at various rates in effect for similar instruments at year end.

Fair values for off-balance sheet lending commitments approximate the contract or notional value taking into account the remaining terms of the agreements and the counterparties' credit standings.

Cash and Cash Equivalents - For purposes of the consolidated statements of cash flows, cash and cash equivalents includes cash and due from banks and federal funds sold.

Interest-bearing Deposits in Bank - Interest-bearing deposits in bank mature within one year and are carried at cost.

Reclassifications - Certain prior year amounts have been reclassified to conform to the 2001 presentation. These reclassifications have no effect on previously reported net income.

Note 2 Concentrations of Credit Risk

At December 31, 2001, the Bank's cash and due from banks included three commercial bank deposit accounts aggregating $3,416,220 in excess of the Federal Deposit Insurance Corporation (FDIC) insured limit of $100,000 per institution. Interest-bearing deposits in bank are not subject to FDIC coverage.

Note 3 Investment Securities

The carrying and market values of investment securities are as follows:

	Carrying Amount	Unrealized Gains	Unrealized Losses	Market Value
December 31, 2001				
Available for sale:				
U.S. Government and agency securities	$ 215,000	$ -	$ (5,981)	$ 209,019
Mortgage-backed securities	4,893,328	46,955	(13,989)	4,926,294
State and municipal securities	4,452,832	7,179	(54,782)	4,405,229
Other equities	3,890,797	118,866	(51,798)	3,957,865
	$ 13,451,957	$ 173,000	$ (126,550)	$13,498,407
Held to maturity:				
Mortgage-backed securities	$ 1,279,108	$ 9,160	$ (8,540)	$ 1,279,728
State and municipal securities	1,608,207	31,239	-	1,639,446
	$ 2,887,315	$ 40,399	$ (8,540)	$ 2,919,174
December 31, 2000				
Available for sale:				
U.S. Government and agency securities	$ 4,500,000	$ -	$ (74,557)	$ 4,425,443
Mortgage-backed securities	5,969,200	1,712	(133,056)	5,837,856
State and municipal securities	4,448,092	483	(75,899)	4,372,676
Other equities	500,000	-	(48,844)	451,156
	$ 15,417,292	$ 2,195	$ (332,356)	$15,087,131
Held to maturity:				
U.S. Government and agency securities	$ 750,000	$ -	$ (69,375)	$ 680,625
Mortgage-backed securities	1,804,190	4,119	(19,357)	1,788,952
State and municipal securities	1,791,776	14,608	(2,022)	1,804,362
	$ 4,345,966	$ 18,727	$ (90,754)	$ 4,273,939

Note 3 Investment Securities (Continued)

A maturity schedule of investment securities as of December 31, 2001 is as follows:

	Available for Sale		Held to Maturity	
	Carrying Amount	Market Value	Carrying Amount	Market Value
Due:				
In one year or less	$ -	$ -	$ 970,254	$ 977,895
After one year through five years	900,162	895,979	-	-
After five years through ten years	1,177,343	1,174,061	637,953	661,551
After ten years	2,590,327	2,544,208	-	-
	4,667,832	4,614,248	1,608,207	1,639,446
Mortgage-backed securities	4,893,328	4,926,294	1,279,108	1,279,728
Equity securities	3,890,797	3,957,865	-	-
	$13,451,957	$13,498,407	$2,887,315	$2,919,174

Securities with a carrying value of $11,940,672 and $19,223,297 and market value of $11,965,103 and $18,870,720 at December 31, 2001 and 2000, respectively, were pledged as collateral to secure public deposits and for other purposes.

Note 4 Loans Receivable

Although the Bank has a diversified loan portfolio, a substantial portion of the borrowers' ability to honor their contracts is dependent upon the commercial real estate operators and hotel/motel sectors. The majority of these loans are collateralized by a deed of trust on real estate. The approximate outstanding balances of loans in these sectors are as follows:

	December 31,	
	2001	2000
Commercial real estate operators	$22,400,000	$23,800,000
Hotel/motel	21,100,000	14,700,000

Note 4 Loans Receivable (Continued)

A summary of transactions in the allowance for loan losses follows:

	2001	2000	1999
Balance at beginning of year	$ 1,920,000	$ 931,000	$ 969,000
Provision charged to operating expense	360,046	1,154,582	109,823
Loans charged-off	(303,220)	(171,935)	(156,963)
Recoveries of loans previously charged-off	11,174	6,353	9,140
Balance at end of year	$ 1,988,000	$ 1,920,000	$ 931,000

Note 5 Premises and Equipment

Premises and equipment are summarized as follows:

	December 31, 2001	December 31, 2000
Land	$ 345,403	$ 263,802
Buildings and improvements	2,521,715	2,074,704
Leasehold improvements	604,070	478,100
Furniture and equipment	4,791,751	4,247,963
Construction in progress	655,085	353,360
	8,918,024	7,417,929
Less accumulated depreciation	3,330,190	2,880,716
	$ 5,587,834	$ 4,537,213

Note 6 Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2001 and 2000 was approximately $35,396,000 and $33,498,000, respectively.

Note 6 Deposits (Continued)

At December 31, 2001, the scheduled maturities of certificates of deposit included in other time deposits on the balance sheet are as follows:

2002	$ 97,771,419
2003	11,103,835
2004	7,846,560
2005	16,799,903
2006	5,331,583
Thereafter	70,574
	$138,923,874

Note 7 Dividend Limitations

Dividends may be paid to the Parent by the Bank under formulas established by the appropriate regulatory authorities. These formulas contemplate that the current earnings and earnings retained for the two preceding years may be paid to the Parent without regulatory approval. In 2002, the Bank can initiate dividend payments without said regulatory approvals of approximately $1,130,000 plus an additional amount equal to the Bank's net earnings for 2002 up to the date of any such dividend declaration. Substantially all of the retained earnings of the Parent are represented by undistributed earnings of the Bank.

Note 8 Short-Term Borrowings

Securities sold under agreements to repurchase generally mature within one to three days from the transaction date. The maximum amount outstanding at the end of a month was $7,230,860 and $7,801,453 during 2001 and 2000, respectively. The average daily balance was $4,143,453 and $5,865,425 during 2001 and 2000, respectively. The securities underlying these agreements were under the Bank's control.

Note 9 Income Taxes

The current and deferred components of income tax expense are as follows:

	2001	2000	1999
Current	$ 220,245	$ 389,176	$ 540,657
Deferred	(57,514)	(385,525)	(94,233)
Provision for income taxes	$ 162,731	$ 3,651	$ 446,424

Note 9 Income Taxes (Continued)

A reconciliation between the provision for income taxes and the amount computed by multiplying income by the current statutory 34% federal income tax rate is as follows:

	2001	2000	1999
Income tax expense at statutory rates	$ 251,608	$ 103,753	$ 544,617
Increase (decrease) due to:			
Tax exempt income	(97,032)	(127,283)	(98,220)
Other	8,155	27,181	27
Provision for income taxes	$ 162,731	$ 3,651	$ 446,424

Deferred income taxes result from timing differences between taxable income and the income for financial reporting purposes. The only significant timing difference relates to the provision for loan losses.

The net deferred tax asset consists of the following:

	December 31, 2001	December 31, 2000
Deferred tax asset	$ 1,335,710	$ 1,336,446
Deferred tax liability	(255,655)	(215,704)
Net deferred tax asset	$ 1,080,055	$ 1,120,742

Note 10 Related Parties

During the year, officers, directors, principal stockholders, and their affiliates (related parties) were customers of and had transactions with the Bank in the ordinary course of business. In management's opinion these transactions were made on substantially the same terms as those prevailing for other customers for comparable transactions and did not involve more than normal risks. Loan activity to related parties is as follows:

	2001	2000
Beginning of year	$ 3,812,829	$ 3,161,389
Additional borrowings	228,982	1,316,885
Curtailments	(1,439,000)	(665,445)
End of year	$ 2,602,811	$ 3,812,829

Note 11 Convertible Preferred Stock

On November 15, 2000, the Parent formed the Trust, a wholly owned subsidiary. The Trust issued 1,457,000 shares of 8.0% cumulative preferred securities maturing October 15, 2031 with an option to call on or after October 15, 2006 (call price of $5.00 per share) for $7,285,000. Conversion of the preferred securities into the Parent's stock may occur at any time prior to maturity. The Trust also issued 45,063 shares of convertible common stock for $225,315. The Parent purchased all shares of the common stock. The proceeds from the sale of the preferred securities were utilized to purchase from the Parent junior subordinated debt securities (guaranteed by the Parent), of $7,510,315 bearing interest at 8.0% and maturing October 15, 2031. All intercompany interest and equity was eliminated in consolidation.

Note 12 Regulatory Matters

The Parent (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Parent's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Parent and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Parent and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Parent and the Bank met all capital adequacy requirements to which they are subject.

Note 12 Regulatory Matters **(Continued)**

As of December 31, 2001, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Parent's and the Bank's actual capital amounts and ratios as of December 31, 2001 and 2000 are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
As of December 31, 2001:						
Total capital to risk weighted assets:						
Consolidated	$22,832	11.8%	$15,515	8.0%	N/A	N/A
Bank	21,104	10.9	15,442	8.0	$19,302	10.0%
Tier I capital to risk weighted assets:						
Consolidated	18,014	9.3	7,757	4.0	N/A	N/A
Bank	19,068	9.9	7,721	4.0	11,581	6.0
Tier I capital to average assets:						
Consolidated	18,014	7.8	9,194	4.0	N/A	N/A
Bank	19,068	8.3	9,158	4.0	11,447	5.0
As of December 31, 2000:						
Total capital to risk weighted assets:						
Consolidated	14,965	9.0	13,277	8.0	N/A	N/A
Bank	14,585	8.8	13,254	8.0	16,568	10.0
Tier I capital to risk weighted assets:						
Consolidated	13,045	7.9	6,639	4.0	N/A	N/A
Bank	12,665	7.6	6,627	4.0	9,941	6.0
Tier I capital to average assets:						
Consolidated	13,045	6.7	7,811	4.0	N/A	N/A
Bank	12,665	6.5	7,803	4.0	9,754	5.0

Note 13 Disclosures About Fair Value of Financial Instruments

Fair value and the carrying value of the Bank's recorded financial instruments are as follows (in thousands):

	December 31, 2001		December 31, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 20,430	$ 20,430	$ 14,418	$ 14,418
Investment securities	16,385	16,417	19,433	19,361
Net loans	175,611	183,431	155,560	158,776
Deposits	205,860	211,698	184,673	187,963
Short-term borrowings	1,424	1,424	5,382	5,382
Long-term debt	479	463	505	517

The contract or notional amount of financial instruments with off-balance sheet risk are as follows:

	December 31,	
	2001	2000
Commitments to extend credit	$21,613,188	$22,444,891
Standby letters of credit	1,944,926	594,518

Note 14 Parent Company Only Financial Information

COMMONWEALTH BANKSHARES, INC.
(PARENT COMPANY ONLY)

BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Cash on deposit with subsidiary	$ 829,495	$ 57,977
Investment in subsidiaries	19,341,879	12,495,669
Due from subsidiary	752,405	12,450
Premises	111,192	114,577
Prepaid expense	41,474	85,811
Other assets	145,348	88,562
	$ 21,221,793	$ 12,855,046

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Accrued expenses	$ 8,877	$ 27,407
Accrued interest payable	128,508	-
Junior subordinated debentures	7,510,315	-
Other liabilities	815	769
Total stockholders' equity	13,573,278	12,826,870
	$ 21,221,793	$ 12,855,046

Note 14 Parent Company Only Financial Information (Continued)

COMMONWEALTH BANKSHARES, INC.
(PARENT COMPANY ONLY)

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
Income:			
Dividends from subsidiaries	$ 947,010	$ 225,000	$ -
Rental income	6,000	6,000	6,500
Interest income	2,647	3,195	-
Total income	955,657	234,195	6,500
Expenses:			
Interest expense	262,024	-	-
Legal expense	7,024	63,281	12,232
Other	58,482	57,313	8,577
Total expenses	327,530	120,594	20,809
Income (loss) before income taxes and equity in undistributed net income of subsidiary	628,127	113,601	(14,309)
Income tax benefits	108,420	37,876	4,547
Income (loss) before equity in undistributed net income of subsidiary	736,547	151,477	(9,762)
Equity in undistributed net income of subsidiary	(159,254)	150,028	1,165,152
Net income	$ 577,293	$ 301,505	$ 1,155,390

Note 14 Parent Company Only Financial Information (Continued)

COMMONWEALTH BANKSHARES, INC.
(PARENT COMPANY ONLY)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

	2001	2000	1999
Operating activities:			
Net income	$ 577,293	$ 301,505	$ 1,155,390
Adjustments to reconcile net income to net cash from (used in) operating activities:			
Depreciation	3,385	3,385	3,667
Equity in undistributed net income of subsidiary	159,254	(150,028)	(1,165,152)
Net change in:			
Amount due to subsidiaries	(739,955)	991	1,181
Prepaid expenses	44,337	(71,722)	(14,089)
Other assets	(56,786)	(101,012)	-
Accrued expenses	(18,530)	27,407	-
Accrued interest payable	128,508	-	-
Deferred tax liability	46	191	578
Net cash from (used in) operating activities	97,552	10,717	(18,425)
Investing activities:			
Investments in subsidiaries	(6,725,315)	-	-
Financing activities:			
Proceeds from issuance of junior subordinated debentures	7,510,315	-	-
Proceeds from issuance of common stock	125,870	222,759	145,439
Dividends paid	(236,904)	(233,718)	(172,992)
Net cash from (used in) financing activities	7,399,281	(10,959)	(27,553)
Net increase (decrease) in cash on deposit with subsidiary	771,518	(242)	(45,978)
Cash on deposit with subsidiary, January 1	57,977	58,219	104,197
Cash on deposit with subsidiary, December 31	$ 829,495	$ 57,977	$ 58,219

POTI, WALTON & ASSOCIATES, PC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WINCHESTER BUILDING, SUITE 239
10800 MIDLOTHIAN TURNPIKE
RICHMOND, VA 23235
TELEPHONE: (804) 378-8688
FACSIMILE: (804) 378-5770

HANOVER PLAZA, SUITE 14
7492 LEE DAVIS ROAD
MECHANICSVILLE, VA 23111
TELEPHONE: (804) 559-2910
FACSIMILE: (804) 559-2911

Independent Auditors' Report

Board of Directors
Commonwealth Bankshares, Inc.
Norfolk, Virginia

We have audited the accompanying consolidated balance sheets of Commonwealth Bankshares, Inc. and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Bankshares, Inc. and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Poti, Walton & Associates, PC

January 18, 2002

Members of the American Institute of Certified Public Accountants Tax Section, Financial Planning, SEC Practice Section and the Virginia Society of Certified Public Accountants

REPORT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Commonwealth Bankshares, Inc. and its subsidiary is responsible for preparing the accompanying financial statements in accordance with generally accepted accounting principles appropriate in the circumstances. The amounts therein are based on management's best estimates and judgements. Management also prepared other information in the annual report and is responsible for its accuracy and consistency with the financial statement.

The Company's financial statements have been audited by Poti, Walton & Associates, P.C., independent auditors. Their audit was conducted in accordance with generally accepted auditing standards and their report on the Company's financial statements is set forth on the proceeding page. Management has made available to Poti, Walton & Associates, P.C. all of the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings. Management believes that all representations made to Poti, Walton & Associates, P.C. during its audit were valid and appropriate.

Management of the Company has established and maintains a system of internal control that, we believe, provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. The system of internal control provides for division of responsibility. Written policies and procedures related to the system are updated as necessary and are communicated to employees that have significant roles in the financial reporting process. Management monitors the system of internal control for compliance.

The Audit Committee of the Board of Directors, composed of five directors who are not employees, meets periodically with management and the independent auditors. The Committee's principal responsibilities include approving the engagement of the independent auditors, subject to appropriate ratification, making periodic examinations of the affairs of the Company and reviewing the audit scope of the independent audits. The Committee also reviews the results of the independent audits.

Management believes that the Company's system of internal control is adequate to accomplish the objectives discussed herein.

Management also recognizes its responsibility for fostering a strong ethical climate to ensure that the Company's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in the Company's Code of Conduct which is publicized throughout the Company. The Code of Conduct addresses, among other things, the necessity of ensuring open communication within the Company; potential conflicts of interest; compliance with domestic laws, including those relating to financial disclosure; and the confidentiality of proprietary information. The Company maintains a systematic program to assess compliance with these policies.

E. J. Woodard, Jr., CLBB
Chairman of the Board,
President, and Chief Executive Officer

John H. Gayle
Executive Vice President, Cashier,
and Secretary

FIVE-YEAR SUMMARY
CONSOLIDATED BALANCE SHEETS

	December 31				
ASSETS	2001	2000	1999	1998	1997
Cash and due from banks:					
Noninterest bearing	$ 6,434,225	$ 6,886,063	$ 6,320,567	$ 5,383,384	$ 4,347,967
Interest bearing	13,976,555	7,572,395	—	—	—
Federal funds sold	5,319,706	7,181,134	—	7,378,500	6,440,417
Investment securities:					
Available for sale	13,498,407	15,087,131	15,478,387	16,828,831	11,682,058
Held to maturity	2,887,315	4,345,966	4,706,761	5,665,833	10,830,242
Equity securities, restricted	917,270	726,751	548,078	503,678	151,678
Loans:					
Commercial	28,435,499	25,300,477	23,306,635	15,990,112	13,861,467
Commercial construction	5,668,581	3,659,197	1,711,924	1,522,464	1,600,521
Commercial mortgage	95,424,615	81,627,100	65,985,847	46,379,110	35,090,563
Residential mortgage	36,480,368	36,451,466	25,146,370	19,576,529	19,836,295
Installment loans to individuals	10,499,578	7,756,748	6,538,126	5,564,235	4,874,850
Other	2,171,349	3,682,353	2,816,716	2,817,787	3,181,766
GROSS LOANS	178,679,990	158,477,341	125,505,618	91,850,237	78,445,462
Less: Unearned income	(611,159)	(535,058)	(460,527)	(274,472)	(194,100)
Allowance for loan losses	(1,988,000)	(1,920,000)	(931,000)	(969,000)	(969,000)
	176,080,831	156,022,283	124,114,091	90,606,765	77,282,362
Premises and equipment	5,587,834	4,537,213	2,822,142	2,742,015	2,325,677
Other assets	5,865,574	3,504,718	3,025,581	3,128,238	3,045,336
	$230,567,717	**$205,863,654**	**$157,015,607**	**$132,237,244**	**$116,105,737**
LIABILITIES & SHAREHOLDERS' EQUITY					
Deposits:					
Noninterest bearing	$ 23,537,438	$ 17,339,931	$ 15,071,902	$ 16,433,391	$ 12,083,459
Interest bearing	181,371,489	167,275,032	123,286,067	99,736,424	88,676,591
TOTAL DEPOSITS	204,908,927	184,614,963	138,357,969	116,169,815	100,760,050
Short-term borrowings	1,424,312	5,382,245	4,156,193	2,483,725	2,760,068
Long-term debt	478,720	504,832	530,944	557,056	583,168
Other liabilities	2,897,480	2,534,744	1,743,903	1,446,903	1,470,963
TOTAL LIABILITES	209,709,439	193,036,784	144,789,009	120,657,499	105,574,249
CONVERTIBLE PREFERRED SECURITIES	7,285,000	—	—	—	—
SHAREHOLDERS' EQUITY					
Common stock	4,257,506	4,208,907	4,111,858	2,710,383	2,510,235
Additional capital	5,477,930	5,400,498	5,274,788	5,175,939	4,536,468
Retained earnings	3,775,600	3,435,372	3,367,585	3,740,072	3,477,142
Accumulated other comprehensive income (loss)	62,242	(217,907)	(527,633)	(46,649)	7,643
	13,573,278	12,826,870	12,226,598	11,579,745	10,531,488
	$230,567,717	**$205,863,654**	**$157,015,607**	**$132,237,244**	**$116,105,737**

FIVE-YEAR SUMMARY OF CONSOLIDATED OPERATIONS

	Year Ended December 31				
	2001	2000	1999	1998	1997
Interest on loans and investments and loans fees	$17,327,624	$14,592,102	$10,860,577	$ 9,546,891	$ 8,553,087
Interest on deposits and short-term borrowings	10,882,456	8,150,739	5,501,577	5,060,073	4,409,992
Net Interest Income	6,445,168	6,441,363	5,359,000	4,486,818	4,143,095
Provision for loan losses	360,046	1,154,582	109,823	101,738	49,762
Net Interest Income After Provision for Loan Losses	6,085,122	5,286,781	5,249,177	4,385,080	4,093,333
Noninterest Income					
Security gains			7,106	5,084	10,077
Gains (loss) on sale of real estate	(43,677)	(62,591)	(65,550)	(61,561)	(22,459)
Other noninterest income	1,532,441	1,244,433	1,267,640	1,243,147	881,401
Total Noninterest Income	1,488,764	1,181,842	1,209,196	1,186,670	869,019
Noninterest Expenses:					
Salaries and employee benefits	3,228,974	2,983,840	2,290,700	1,862,484	1,709,545
Occupancy expenses (net)	699,340	612,199	464,458	435,770	420,943
Furniture and equipment expenses	1,007,915	722,300	609,499	548,691	481,917
Other noninterest expenses	1,897,633	1,845,128	1,491,902	1,137,214	992,290
Total Noninterest Expenses	6,833,862	6,163,467	4,856,559	3,984,159	3,604,695
Income Before Income Taxes	740,024	305,156	1,601,814	1,587,591	1,357,657
Applicable Income Tax Expense	162,731	3,651	446,424	482,339	427,692
Net Income for Year	$ 577,293	$ 301,505	$ 1,155,390	$ 1,105,252	$ 929,965
Net Income per share — basic (1)	$0.34	$0.18	$0.71	$0.68	$0.57
Net Income per share assuming dilution (1)	$0.31	$0.16	$0.64	$0.62	$0.53
Average shares outstanding (1)	1,692,125	1,667,329	1,631,684	1,626,107	1,626,107
Average shares — assuming dilution (1)	1,883,354	1,856,698	1,804,201	1,788,986	1,755,776

(1) Adjusted to reflect 1999 & 1998 stock dividends.

This section of the Annual Report should be read in conjunction with the statistical information, Financial Statements and related Notes, and the selected financial data appearing elsewhere in the Report.

In addition to historical information, the following discussion contains forward looking statements that are subject to risks and uncertainties that could cause the Corporation's actual results to differ materially from those anticipated. These forward looking statements include, but are not limited to, statements regarding management's expectations that the Bank will continue to experience growth in core operating earnings, improved credit quality and increased service fee income, and that the Corporation may pay cash dividends in the future. Readers are cautioned not to place undue reliance on these forward looking statements, which reflect management's analysis only as of the date hereof.

New Accounting Standards

In June 1998 the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Statement also allows securities classified as held to maturity to be transferred to the available for sale category at the date of initial application of this standard. Statement No. 133 was to become effective for all fiscal years beginning after June 15, 1999. Statement No. 137 changed the effective date to all fiscal years beginning after June 15, 2000. In addition, Statement No. 138 changed certain provisions of Statement No. 133. Management has determined that there will be no impact from these Statements since neither the Corporation nor the Bank currently employs such derivative instruments and does not intend to do so in the future.

On July 6, 2001, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues". The guidance contained in the SAB is effective immediately. This SAB expresses the views of the SEC staff regarding a registrant's development, documentation, and application of a systematic methodology for determining the allowance for loan and lease losses, as required by SEC Financial Reporting Release (FRR) No. 28. The guidance in the SAB focuses on the documentation the SEC staff normally expects registrants to prepare and maintain in support of the allowance for loan and lease losses. Concurrent with the SEC's issuance of SAB No. 102, the federal banking agencies (the Federal Deposit Insurance Corporation (FDIC), the Board of Governors of the Federal Reserve System (FRB), the Office of the Comptroller of the Currency (OCC), and the Office of Thrift Supervision (OTS)) represented by the Federal Financial Institutions Examination Council issued an interagency policy statement entitled "Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions" (Policy Statement). The SAB and Policy Statement were the result of an agreement between the SEC and the federal banking agencies in March 1999 to provide guidance on allowance for loan and lease methodologies and supporting documentation. The guidance contained in the SAB does not prescribe specific allowance estimation methodologies registrants should employ in estimating their allowance for loan and lease losses, but rather emphasizes the need for a systematic methodology that is properly designed and implemented by registrants.

In August 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of a fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, an entity would recognize a gain or loss on settlement. Statement No. 143 is effective for fiscal years beginning after June 15, 2002. The adoption of Statement No. 143 is not expected to have a material effect on the financial position, results of operations or the liquidity of the Corporation.

In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Statement No. 144 supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"; however, it retains many of the fundamental provisions of that Statement. Statement No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. However, it retains the requirement in APB No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. By broadening the presentation of discontinued operations to include more disposal transactions, the FASB has enhanced management's ability to provide information that helps financial statement users to assess the effects of a disposal transaction on the ongoing operations of an entity. Statement No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Early application is encouraged. The provisions of Statement No. 144 generally are to be applied prospectively. The adoption of Statement No. 144 is not expected to have a material effect on the financial position, results of operations or liquidity of the Corporation.

Financial Condition and Results of Operations
Commonwealth Bankshares, Inc. and Subsidiary

This commentary provides an overview of the Corporation's financial condition, changes in financial condition and results of operations for the years 1999 through 2001. The following discussions should assist readers in their analysis of the consolidated financial statements and supplemental financial information for the Corporation appearing elsewhere in this report.

Earnings Overview

The Corporation's net income continued to be negatively impacted during 2001 as a result of the continued absorption of operating expenses associated with the expansion of the branch network initiated during 2000 and 2001 along with the unanticipated rapid decline in "interest rates" during the year.

As previously reported, the Bank:

- Entered the Chesapeake market with the opening of a branch facility on Cedar Road in the Great Bridge section of Chesapeake in July, 2000.
- Opened a new branch facility at Old Dominion University in August, 2000.
- Entered the Portsmouth market with the opening of a branch facility on West Norfolk Road in the Churchland section of Portsmouth in April, 2001.
- Has expanded the ATM network by seven units during the most recent two years.

The Corporation's additional operating expense associated in the expansion of its branch facilities impacted 2001 operating performance by approximately $520.0 thousand.

Net income was further impacted by the substantial and unanticipated decline in the "Prime Lending Rate" during 2001. The "Prime Lending Rate" is an index published daily in the Wall Street Journal and is defined as the rate of interest charged to the Bank's most creditworthy customers for short term borrowings. During 2001, the index was reduced a total of eleven times from 9.5% at the beginning of the year to 4.75% at year-end, resulting in a loss to the Bank of the Commonwealth of approximately $700.0 thousand in lost interest.

Net income in 2001 equaled $577.3 thousand or a 91.5% increase from the $301.5 thousand reported for the year ended 2000. Again, the Corporation's net income during both 2001 and 2000 was impacted by a focus on growth and a substantial investment in new facilities, which management believes will benefit the Bank's operating performance in future periods.

The Corporations' core earnings defined by the Corporation as pre-tax earnings exclusive of the provision for loan losses and nonrecurring items such as securities gains, equaled $1.1 million in 2001 compared with the $1.5 million reported at December 31, 2000.

The key profitability measures of return on average assets (ROA) and return on average total shareholders' equity (ROE) were also impacted by the Corporation's investments during 2001. ROA equaled 0.25% in 2001 compared with 0.17% in 2000 and 0.83% in 1999. ROE equaled 4.51% in 2001 compared with 2.34% in 2000 and 9.63% in 1999. These ratios, along with other significant earnings and balance sheet information for each of the years in the five-year period ended December 31, 2001, are shown in Table 1 as follows:

Table 1 - Selected Financial Information

(Dollars in thousands, except per share data)

Results of Operations (for the year):	2001	2000	1999	1998	1997
Income From Earning Assets	$17,328	$14,592	$10,861	$9,547	$8,553
Net Interest Income	6,445	6,441	5,359	4,487	4,143
Provision for Loan Losses	360	1,155	110	102	50
Net Income	577	302	1,155	1,105	930
Earnings Per Share:					
Net Income - Basic (1)	$0.34	$0.18	$0.71	$0.68	$0.57
Average Shares Outstanding (1)	1,692,125	1,667,329	1,631,684	1,626,107	1,626,107
Financial Condition (at December 31):					
Total Assets	$230,568	$205,864	$157,016	$132,237	$116,106
Total Equity	13,573	12,827	12,227	11,580	10,531
Selected Ratios (for the year):					
Return on Average Common Shareholders' Equity	4.51%	2.34%	9.63%	9.91%	9.35%
Return on Average Assets	0.25%	0.17%	0.83%	0.90%	0.85%
Net Interest Margin	2.93%	4.00%	4.25%	4.04%	4.21%

(1) Adjusted to reflect 1999 &1998 stock dividends.

Earnings per share during 2001 equaled $0.34 per share, an increase of 88.9% or $0.16 per share over the $0.18 per share reported in 2000. Earnings per share decreased 74.7% during 2000 over the $0.71 per share reported in 1999. Significant items affecting the change in earnings per share for 2001, 2000 and 1999 are summarized as follows:

	2001 vs. 2000	2000 vs. 1999
• Interest on loans and investments and loan fees	18.75% increase	34.36% increase
• Interest on deposits and short-term borrowings	33.52% increase	48.15% increase
• Net interest income	0.06% increase	20.20% increase
• Provision for loan losses	$794.5 thousand decrease	$1,044.8 thousand increase

BASIC EARNINGS PER SHARE
1997 - 2001



$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
$0.57
$0.68
$0.71
$0.18
$0.34
1997
1998
1999
2000
2001

Net income in 2000 of $301.5 thousand represented a 73.9% decrease over the $1.2 million reported for the year 1999. The earnings recorded during this period reflects a provision for loan losses of $1.2 million in 2000 compared to only $109.8 thousand in 1999.

NET INCOME
1997 - 2001



$1,200
$1,000
$800
$600
$400
$200
$0
THOUSANDS
$930.0
$1,105.3
$1,155.4
$301.5
$577.3
1997
1998
1999
2000
2001

NET INTEREST INCOME AND NET INTEREST MARGIN

A fundamental source of the Corporation's earnings, net interest income, is defined as the difference between income on earning assets and the cost of funds supporting those assets. Significant categories of earning assets are loans and securities, while deposits and short-term borrowings represent the major portion of interest-bearing liabilities. The level of net interest income is impacted primarily by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates when compared to previous periods of operations.

The net interest margin is calculated as tax-equivalent net interest income divided by average earning assets, and represents the Corporation's net yield on its earning assets.

In 2001, the net interest margin of 2.9% represented a decrease of 107 basis points over the net interest margin of 4.0% recorded in 2000. The decrease in net interest margin during this period of 27.5% was brought about primarily as a result of the rapid and unprecedented decline in the "Prime Lending Rate" when compared with a less rapid decline in rates on the Bank's deposit products. Deposit products were repriced throughout the year at the earliest opportunity available.

The net interest margin for 2000 was 4.0% compared to 4.3% for 1999. The decrease in net interest margin of 7.0% was brought about by a more rapid decline in the rate of return on the loans and securities portfolios combined with a moderate increase in the cost of the Bank's sources of funding. The performance reported herein is reflected in the Corporation's earning assets yield of 8.2% in 2001 compared with 8.9% in 2000 and 8.5% in 1999. The Corporation's average cost of deposits increased 15 basis points in 2001 to 5.7% when compared with an increase of 63 basis points in 2000 from 1999. Nonperforming assets increased $992 thousand to $1.7 million in 2001, $1.1 million decrease to $722 thousand at the end of 2000, and $527 thousand decrease to $1.8 million at the end of 1999. The level of nonperforming assets negatively impacted earnings during 2001, 2000 and 1999 in the amounts of $122.8 thousand, $35.4 thousand, and $84.3 thousand, respectively.

Average interest earning assets increased $46.8 million in 2001, $36.6 million in 2000, and $16.3 million in 1999. Average net loans increased $30.7 million in 2001, $35.1 million in 2000, and $21.7 million in 1999. Average investment securities decreased by $2.0 million in 2001, $2.0 million in 2000 and $386.1 thousand during 1999.

Provision and Allowance for Loan Losses

The provision for loan losses is the annual cost of maintaining an allowance for inherent credit losses. The amount of the provision each year and the level of the allowance are matters of judgement and are impacted by many factors, including actual credit losses during the period, the prospective view of credit losses, loan performance measures and trends (such as delinquencies and charge-offs), and other factors, both internal and external that may affect the quality and future loss experience of the credit portfolio.

On a quarterly basis, the Corporation's management evaluates the adequacy of the allowance for loan losses, and based on such review, establishes the amount of the provision for loan losses. For large commercial and real estate exposure, a detailed loan-by-loan review is performed. The remainder of the commercial and real estate portfolio is analyzed utilizing a formula-based determination of the allowance. The formula is impacted by the risk rating of the loan, historical losses and expectations. Loan loss allowances for the various consumer credit portfolios are based on historical and anticipated losses and the current and projected characteristics of the various portfolios. In addition, consideration of factors such as economic conditions, underwriting standards, and compliance and credit administration practices may impact the level of inherent credit loss. Management's evaluation and resulting provision and allowance decisions are reviewed by the Board of Directors monthly.

The Corporation made provisions for loan losses of $360.0 thousand in 2001 compared to a provision of $1.2 million in 2000. The unusually high provision for 2000 was based on significant loan growth and the Corporation's expansion plans for the future, and accordingly management chose, after consultation with banking regulators, to significantly increase the loan loss provision in the fourth quarter of 2000. The Corporation made provisions for loan losses of $109.8 thousand in 1999. Details of the activity in the allowance for loan losses for the past three years are shown in Note 4 to the Consolidated Financial Statements.

Net charge-offs in 2001 were $292.0 thousand compared to $165.6 thousand for 2000 and $148.3 thousand for 1999. The level of charge-offs for 2001 reflected normal increases because of continued growth in the loan portfolio and remain relatively unchanged as a percentage of total loans. Total loan charge-offs for 2001 and 2000 represented a modest two-tenths of one percent of total loans outstanding in 2001 and one-tenth of one percent in 2000.


PROVISION FOR LOAN LOSSES
1997 - 2001
THOUSANDS
$1,200
$1,000
$800
$600
$400
$200
$0
$50
$102
$110
$1,155
$360
1997
1998
1999
2000
2001


NET CHARGE OFFS
1997-2001
THOUSANDS
$300
$250
$200
$150
$100
$50
$0
$13
$102
$148
$166
$292
1997
1998
1999
2000
2001

The allowance for loan losses at December 31, 2001 was $2.0 million, compared with $1.9 million at December 31, 2000 and $931.0 thousand at December 31, 1999. This represented 1.1% of year-end gross loans at December 31, 2001 compared with 1.2% of year-end gross loans at December 31, 2000 and 0.7% of year-end gross loans at December 31, 1999.

The tables on the following pages provide an analysis of the activity in the Corporation's nonperforming assets and allowance for loan losses for each of the last three years. Based on current expectations relative to portfolio characteristics and performance measures including loss projections, management considers the level of the allowance to be adequate.

Nonperforming loans at December 31, 2001 increased by $795 thousand to $1.4 million. Nonperforming loans were $591 thousand at year-end 2000. The increase in total nonperforming assets during this period is attributable to a single loan to a long standing borrower that was placed on non accrual in January 2001. The balance of this loan at year-end 2001 was $1.1 million. Although the loan is classified as non-accrual full collection is expected. During 2001 the Bank collected payments on the loan equaling $134.1 thousand. During 2000, nonperforming loans declined $591 thousand when compared with 1999. Nonperforming loans continue to be centered in a relatively small number of loans with large balances. Most of the loans are fully secured and, in management's opinion, represent minimal risk.

The Corporation continues to allocate significant resources to the expedient disposition and collection of nonperforming and other lower quality assets. As a part of this workout process, the Corporation routinely reevaluates all reasonable alternatives, including the sale of these assets. Individual action plans have been developed for each nonperforming asset.

The amount of loans past due 90 days or more that were not classified as nonaccrual loans totaled $64 thousand at December 31, 2001, $107 thousand at December 31, 2000 and $73 thousand at December 31, 1999.

The following table reflects the trends discussed herein:

Nonperforming Assets			
December 31	2001	2000	1999
90 Days delinquent and still accruing	$ 64,000	$107,000	$ 73,000
Nonaccrual	1,322,000	484,000	1,109,000
Foreclosed properties	328,000	131,000	601,000
Total Nonperforming Assets	$1,714,000	$722,000	$1,783,000


NONPERFORMING ASSETS
1997 - 2001
$4
$3
$2
$1
$0
MILLIONS
$3.11
$2.31
$1.78
$0.72
$1.71
1997
1998
1999
2000
2001


ALLOWANCE FOR LOAN LOSSES
1997 - 2001
$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
MILLIONS
$0.97
$0.97
$0.93
$1.92
$1.99
1997
1998
1999
2000
2001

ASSET QUALITY REVIEW AND CREDIT RISK MANAGEMENT

In conducting business activities, the Corporation is exposed to the possibility that borrowers or counterparties may default on their obligations to the Corporation. Credit risk arises through the extension of loans, leases, certain securities, and financial guarantees. To manage this risk, the Corporation establishes policies and procedures to manage both on and off-balance sheet risk and communicates and monitors the application of these policies and procedures throughout the Corporation.

Loan Portfolio

The Corporation's credit risk is centered in its loan portfolio which on December 31, 2001 totaled $178.7 million, or 77.5% of total earning assets compared with $158.5 million, or 85.3% of total earning assets at year-end 2000 and $125.5 million or 85.3% of total earning assets at year-end 1999. The Corporation's overall objective in managing loan portfolio risk is to minimize the adverse impact of any single event or set of occurrences. To achieve this objective, the Corporation strives to maintain a loan portfolio that is diverse in terms of loan type, industry concentration, geographic distribution and borrower concentration.

For commercial loans, loan officers prepare proposals supporting the extension of credit. These proposals contain an analysis of the borrower and an evaluation of the ability of the borrower to repay the potential credit. The proposals are subject to varying levels of approval by senior line and credit policy management, prior to the extension of credit. Commercial loans receive an initial risk rating by the originating loan officer. This rating is based on the amount of credit risk inherent in the loan and reviewed for appropriateness by senior line and credit policy personnel for deterioration in a borrower's financial condition which would impact the borrower's ability to repay the credit. Risk ratings are adjusted as necessary.

For consumer loans, approval and funding is conducted in various locations with the majority of loans being approved at the Corporation's headquarters facility.

The Bank has entered into an agreement with an independent credit review group to conduct ongoing reviews of the loan portfolio, reexamining on a regular basis risk assessments for loans and overall compliance with policy.

To limit credit exposure, the Corporation obtains collateral to support credit extensions and commitments when deemed necessary. The most significant categories of collateral are real and personal property, cash on deposit and marketable securities. The Corporation obtains real property as security for some loans that are made on the basis of the general creditworthiness of the borrower and whose proceeds were not used for real estate related purposes.

Senior level management is devoted to the management and/or collection of certain nonperforming assets as well as certain performing loans. Aggressive collection strategies and a proactive approach to managing overall credit risk has expedited the Corporation's disposition, collection and re-negotiation of nonperforming and other lower-quality assets and allowed loan officers to concentrate on generating new business.

As the volume of past due loans continues to decline, it is anticipated that the level of nonaccrual loans will be reduced, although no assurance can be given in this regard. It should be noted that of all loans on nonaccrual, the majority are making regular monthly payments. In addition, in most cases these loans are fully secured with workout arrangements currently in place.

If non accruing loans had been performing fully, these loans would have contributed an additional $122.8 thousand to interest income in 2001, $35.4 thousand in 2000 and $84.3 thousand in 1999.

The Corporation's Other Real Estate Owned (OREO) at December 31, 2001 increased to $328.4 thousand as compared with $130.6 thousand at December 31, 2000 and $601.1 thousand at December 31, 1999. At December 31, 2001 the Corporation held a total of three (3) properties.

During the last three years, there have been additions to and liquidations of other real estate owned. There were three (3) in 2001, none during 2000, and one (1) addition during 1999. Proceeds from the properties disposed of during 2001 equaled $173.6 thousand compared with $480.0 thousand during 2000 and $434.2 thousand in 1999.

During 2001, 2000 and 1999, there were net losses on the sale of other real estate of $43.7 thousand, $62.6 thousand and $65.6 thousand, respectively.

The Bank has developed individual action plans for each property for the ultimate liquidation of these properties. The objectives are diligently pursued by management and reviewed with the Board of Directors monthly.


NONINTEREST INCOME
1997 - 2001
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
$869,019
$1,186,670
$1,209,196
$1,181,842
$1,488,764
1997
1998
1999
2000
2001

Noninterest Income

Total noninterest income increased in 2001 to $1.5 million compared with $1.2 million reported in 2000, a 26.0% increase. Total noninterest remained relatively unchanged at $1.2 million for 2000 and 1999. The income achieved in service charges and fees on deposits is indicative of the recent trend in commercial banking to generate additional income from services not related to the lending function.

In each of the three years mentioned, income from OREO properties equaled $2.9 thousand, $41.0 thousand and $71.2 thousand. The decrease during the three-year period was due to the reduction of OREO.

Noninterest Expense

Total noninterest expense increased to $6.8 million in 2001 or 10.9% following increases of 26.9% and 21.9% in 2000 and 1999, respectively. This represents a moderate increase when compared to the Bank's overall growth. Noninterest expense has been impacted by the opening of two new branch locations and seven ATM's in 2001 and 2000. Salaries and employee benefits, the largest component of noninterest expense increased by 8.2% in 2001 following increases of 30.3% in 2000 and 23.0% in 1999. Net occupancy expense increased $87.1 thousand in 2001, $147.7 thousand in 2000 and $28.7 thousand in 1999. Other noninterest operating expenses, which include a grouping of numerous transactions relating to normal banking operations, increased $52.5 thousand or 2.8% in 2001 compared with an increase of $353.2 thousand or 23.7% in 2000, and an increase of $354.7 thousand or 31.2% in 1999.

Liquidity and Interest Sensitivity

Bank liquidity is a measure of the ability to generate and maintain sufficient cash flows to fund operations and to meet financial obligations to depositors and borrowers promptly and in a cost-effective manner. Asset liquidity is provided primarily by maturing loans and investments, and by cash received from operations. Other sources of asset liquidity include readily marketable assets, especially short-term investments, and longer-term investment securities that can serve as collateral for borrowings. On the liability side, liquidity is affected by the timing of maturing liabilities and the ability to generate new deposits or borrowings as needed.

The Corporation's Asset/Liability Management Committee (ALCO) is responsible for formulating liquidity strategies, monitoring performance based on established objectives and approving new liquidity initiatives. ALCO's overall objective is to optimize net interest income within the constraints of prudent capital adequacy, liquidity needs, the interest rate and economic outlook, market opportunities, and customer requirements. General strategies to accomplish this objective include maintaining a strong balance sheet, achieving solid core deposit growth, taking on manageable interest rate risk, adhering to conservative financial management on a daily basis, monitored regularly by ALCO and reviewed periodically with the Board of Directors.

The Bank's funding requirements are supplied from a wide range of traditional sources, including various types of demand deposits, money market accounts, certificates of deposit and short-term borrowings. Large certificates of deposit, over $100.0 thousand accounted for 17.1%, 18.1%, and 14.0% of the Bank's total deposits at December 31, 2001, 2000, and 1999, respectively. As a percentage of average assets, core deposits increased to 95.3% in 1999 and decreased to 84.5% in 2000 and decreased to 75.0% in 2001. Management seeks to ensure adequate liquidity to fund loans, deposit withdrawals, and the Bank's financial requirements and opportunities. To provide liquidity for current ongoing and unanticipated needs the Bank maintains a portfolio of marketable investment securities, and structures and monitors the flow of funds from these securities and from maturing loans. The Bank maintains access to short-term funding sources as well, including a federal funds line of credit with its correspondent banks up to $4.5 million, and the ability to borrow from the Federal Reserve System up to $1.6 million and Federal Home Loan Bank up to $18.4 million.

The Corporation's loan portfolio net of unearned income and allowance for loan losses increased by 12.9% to $176.1 million in 2001 compared with an increase of 25.7% to $156.0 million in 2000 and compared with a 37.0% increase in 1999 to $124.1 million. Balances in a number of loan categories also increased. Total commercial loans increased 17.1% to $129.5 million in 2001 compared with an increase of 21.5% to $110.6 million in 2000 and an increase of 42.4% to $91.0 million in 1999. Consumer loans increased $2.7 million or 35.4% in 2001 following increases of $1.2 million or 18.6% in 2000 and of $973.9 thousand or 17.5% in 1999.


LOANS AS OF DECEMBER 31, 2001
Consumer 6%
Other 1%
Commercial 19%
Commercial Mortgage 54%
Residential Mortgage 20%


DEPOSITS
1997 - 2001
MILLIONS
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
1997
1998
1999
2000
2001
$152.85
$144.05
$100.39
$77.54
$65.79
$18.01
$12.08
$4.88
$16.90
$16.44
$5.30
$18.24
$15.07
$4.66
$18.05
$17.34
$5.17
$23.09
$23.54
$5.43
INTEREST DEMAND
NONINTEREST DEMAND
SAVINGS
OTHER

Sources of Funds

Purchased liabilities are composed of Fed Funds purchased, certificates of deposit of $100.0 thousand and over (large CDs) and balances held in "sweep accounts" for customers. Purchased funds at December 31, 2001 equaled $36.5 million or a 6.2% decrease in short-term borrowings during 2001 following a $15.3 million increase to $38.9 million during 2000, as compared with the $3.2 million increase reported in 1999. At December 31, 2001, 2000 and 1999, approximately 100.0% of The Corporation's purchased funds consisted of funds invested by local customers which, as such, are less volatile than other categories of purchased funds or brokered deposits.

Uses of Funds

Total earning assets at December 31, 2001 increased 11.4% from year-end 2000 compared with 2000's increase of 31.8% from year-end 1999's increase of 19.6%. The increase in earning assets over the last three years has been primarily attributable to the increase in the loan portfolio which has increased from $124.1 million in 1999 to $176.1 million in 2001.

The composition of long-term investment securities as of December 31, 2001 and 2000 is presented in Note 3 to the Consolidated Financial Statements, appearing elsewhere in this Report.

At year-end 2001, 2000 and 1999, investment securities totaled $16.4 million, $19.4 million and $20.2 million respectively.

In managing the investment securities portfolio, management's philosophy has been to provide the maximum return over the long term on funds invested while giving consideration to risk and other corporate objectives. During periods of increasing interest rates, the market value of the investment portfolio declines in relation to book value. During periods of declining interest rates, the opposite is true.

Decisions to acquire investments of a particular type are based on an assessment of economic and financial conditions, including interest rate risk, liquidity, capital adequacy, the type of incremental funding available to support such assets, and an evaluation of alternative loan or investment instruments.

Investment securities are purchased with the ability to hold until maturity and with the intent to hold for the foreseeable future. Management reevaluates asset and liability strategies when economic and financial conditions fluctuate in a magnitude that might adversely impact the Corporation's overall interest rate risk, liquidity, or capital adequacy positions. Reassessment may alter management's intent to hold certain securities for the foreseeable future and result in repositioning a portion of the investment portfolio. Often, security sales are required to implement a change in strategy.

Security Portfolio Distribution, 12/31/01



Fixed Agencies 1.5%
Corporate 12.4%
Floating CMO 12.0%
Floating MBS 18.0%
Fixed CMO 2.2%
Fixed MBS 9.5%
Other 3.4%
Munis 41.0%

The total investment in the securities portfolio at December 31, 2001 was approximately $16.4 million, down from $19.4 million at the end of 2000.

The portfolio is ***well diversified*** among several market sectors as summarized below:

Sector	%
Municipals	41.0
Fixed Agency	1.5
Floating MBS	18.0
Floating CMO	12.0
Fixed MBS	9.5
Fixed CMO	2.2
Corporates	12.4
Other	3.4

As of December 31, 2001, the overall portfolio was projected to yield 6.1% on a fully taxable equivalent basis. It has a weighted average repricing term of 4.8 years, and 70.0% of total holdings are invested in fixed rate securities. 80.0% of the portfolio has been placed in the Available For Sale (AFS) category for FAS 115 purposes. As of December 31, 2001 the portfolio currently contained an unrealized gain on sale of $78.3 thousand.

The portfolio has a short repricing distribution with 40.6% repricing within the next twelve months. Adjustable rate securities total $4.4 million par value and represent 30.0% of the total portfolio. These securities are well diversified among a variety of indices. The diversity in indices results in a consistent performing adjustable rate portfolio regardless of the direction or level of interest rates. Currently, the adjustable rate securities portfolio is projected to yield 5.5% with a weighted average months-to-reset of 6.46.

Municipal holdings total $6.1 million par value, or 41.0% of total holdings, and have a taxable equivalent yield to the effective maturity date of 6.5%. Management believes these issues have excellent credit quality, as 98.0% of the portfolio is AA-rated or higher. The two largest states represented in the portfolio include New York at 22.0% and Pennsylvania at 16.0%. The average duration date of the municipal portfolio is approximately 4.32 years.

Fixed rate mortgage pools total $1.4 million par value, or 9.5% of total holdings. These securities are invested in a variety of, 15-year, 20-year, and 30-year final maturity pools and are well diversified among coupon rates. Overall, the portfolio is projected to yield 6.5% with a projected average life of 3.2 years based on current prepayment rates.

Management frequently assesses the performance of the investment portfolio to ensure its yield and cash flow performances are consistent with the broad strategic plan of the entire Bank. Flexibility is one of the hallmarks of the Bank's ability to meet the banking needs of its customers.

Year-end total loans net of unearned income increased $20.1 million or 12.7% in 2001 following an increase of $32.9 million or 26.3% in 2000 and an increase of $33.5 million or 36.5% increase in 1999. The results were largely due to the efforts of the Bank's officers to develop new loan relationships with customers from the area's regional institutions and the Banks penetration into two new markets.

Loans represented the largest category of earning assets and the Bank will continue with its efforts to develop creditable loan relationships in order to enhance its earnings opportunities while simultaneously strengthening its underwriting criteria. The policies, procedures and lending guidelines implemented during the past two years have been reported in detail in previous annual reports.

A number of measures have been taken by the Corporation over the past several years to reduce overall exposure and earnings vulnerability in the real estate sectors of the Bank's trade area. These measures include strengthening real estate underwriting, management review policies and practices, and reducing higher risk concentrations within the real estate portfolio. The Corporation's real estate portfolio is comprised of loans to customers located within the Corporation's established marketplace. Diversification of the loan portfolio continues.

During the past three years, a considerable volume of new loan relationships have been developed with "old line and well-established" local businesses, who have transferred their relationships to the Bank from other "regional financial institutions" that are experiencing further consolidation. This has been an excellent source of new business for the Bank. The Bank intends to aggressively continue to target these relationships in future periods.

Dividends and Dividend Policy

The Corporation's Board of Directors determines the amount of and whether or not to declare dividends. Such determinations by the Board take into account the Corporation's financial condition, results of operations, and other relevant factors. The Corporation's only source of funds for cash dividends are dividends paid to the Corporation by the Bank.

In April 1999, the Corporation's Board of Directors approved a Dividend Reinvestment and Stock Purchase Plan. Shares purchased from the Corporation with reinvested dividends are issued at a five percent discount from the market value. As of December 31, 2001, 57.4% of the Corporation's shareholders were participating in the plan. The plan also permits optional cash payments up to $20 thousand per quarter for the purchase of additional shares of common stock. These shares are issued at market value, without incurring brokerage commissions.

Based on the Corporation's earnings record for 2001, the Corporation paid a $0.035 cash dividend on March 31, June 30, October 1, and December 31, 2001. The Corporation also paid a $0.035 cash dividend on March 31, June 30, September 30, and December 31, 2000 and on June 30, September 30, and December 31, 1999. There were no cash dividends declared for the quarter ending March 31, 1999. The Corporation issued a fifty (50.0%) percent stock dividend on May 27, 1999.

Income Taxes

Corporations are required to pay the greater of the regular corporate income tax or the alternative minimum tax (AMT).

In 2001, income tax expense was $162.7 thousand, up from $3.7 thousand in 2000, and down from the $446.4 thousand in 1999. The decrease in income tax expense in 2000 was a result of the one time additional loan loss provision.

Inflation

The Corporation carefully reviews Federal Reserve monetary policy in order to insure an appropriate position between the cost and utilization of funds.

The effect of changing prices on financial institutions is typically different than on non-banking companies since virtually all of a Bank's assets and liabilities are monetary in nature. In particular, interest rates are significantly affected by inflation, but neither the timing nor magnitude of the changes are directly related to price level indices.

Therefore, the Corporation can best counter inflation over the long term by managing net interest income and controlling net increases in noninterest income and expenses.

Capital Resources and Adequacy

Total shareholders' equity increased at the rate of 5.8% in 2001 compared with an increase of 4.9% in 2000, and 5.6% in 1999.

The Federal Reserve Board, the Office of the Controller of the Currency, and the FDIC have issued risk-based capital guidelines for U.S. banking organizations. These guidelines provide a capital framework that is sensitive to differences in risk profiles among banking companies.

RETURN ON AVERAGE ASSETS
1997 - 2001


1.00%
0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
0.85%
0.90%
0.83%
0.17%
0.25%
1997
1998
1999
2000
2001

RETURN ON AVERAGE EQUITY
1997 - 2001


10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
9.40%
9.91%
9.63%
2.34%
4.51%
1997
1998
1999
2000
2001

Risk-based capital ratios are another measure of capital adequacy. On July 27, 2001 Commonwealth Bankshares, Inc. generated $6.5 million in new regulatory capital from the initial funding of a trust preferred stock offering. A subsequent funding on August 9, 2001 resulted in $800 thousand of new regulatory capital. At December 31, 2001, the Bank's risk-adjusted capital ratios were 9.9% for Tier 1 and 10.9% for total capital, well above the required minimums of 4.0% and 8.0% respectively, as compared with 7.6% and 8.8%, respectively at December 31, 2000, and 9.9% and 10.7% at December 31, 1999. These ratios are calculated using regulatory capital (either Tier 1 or total capital) as the numerator and both on and off-balance sheet risk-weighted assets as the denominator. Tier 1 capital consists primarily of common equity less goodwill and certain other intangible assets. Total capital adds certain qualifying debt instruments and a portion of the allowance for loan losses to Tier 1 capital. One of four risk weights, primarily based on credit risk, is applied to both on and off-balance sheet assets to determine the asset denominator. Under Federal Deposit Insurance Corporation (FDIC) rules, the Bank was considered well capitalized.

At December 31, 2001, shareholders' equity stood at $13.6 million as compared with $12.8 million at year-end 2000, and $12.2 million at year-end 1999. These increases were brought about by a net profit of $577.3 thousand in 2001 a net profit of $301.5 million in 2000 and a net profit of $1.2 million in 1999.

In order to maintain a strong equity capital position and to protect against the risks of loss in the investment and loan portfolios and on other assets, management will continue to monitor the Bank's capital position. Several measures have been or will be employed to maintain the Bank's capital position, including but not limited to:

- Continuing its efforts to return all nonperforming assets to performing status,
- Monitoring the Bank's growth, and
- Continued utilization of its formal asset/liability policy.

Once again, it should be noted that the Bank's capital position has always exceeded and continues to exceed the minimum standards established by the regulatory authorities.



CORE CAPITAL
1997 - 2001
MILLIONS
$15
$14
$13
$12
$11
$10
$9
$8
$10.53
$11.58
$12.23
$12.83
$13.57
1997
1998
1999
2000
2001

PURPOSE AND DESCRIPTION OF BUSINESS

The sole business of Commonwealth Bankshares, Inc. (the "Corporation") is to serve as a holding company for Bank of the Commonwealth (the "Bank"). The Corporation was incorporated as a Virginia corporation on June 6, 1988, and on November 7, 1988 it acquired the Bank.

Bank of the Commonwealth was formed on August 28, 1970 under the laws of Virginia. Since the Bank opened for business on April 14, 1971, its main banking and administrative office has been located in Norfolk, Virginia. The Bank currently operates three branches in Norfolk, four branches in Virginia Beach, one branch in Chesapeake, and one branch in Portsmouth.

The Bank concentrates its marketing efforts in the cities of Norfolk, Virginia Beach, Portsmouth and Chesapeake, Virginia. The Corporation's present intention is to continue concentrating its banking activities in its current market, which the Corporation believes is an attractive area in which to operate.

Through its network of banking facilities, the Bank provides a wide range of commercial banking services to individuals and small and medium-sized businesses. The Bank conducts substantially all of the business operations of a typical independent, commercial bank, including the acceptance of checking and savings deposits, and the initiating of commercial, real estate, personal, home improvement, automobile and other installment and term loans. The Bank also offers other related services, such as home banking, trust, travelers' checks, safe deposit, lock box, depositor transfer, customer note payment, collections, notary public, escrow, drive-in facility and other customary banking services.

The Bank encounters strong competition for its banking services within its primary market area. There are fifteen commercial banks actively engaged in business in the cities of Norfolk, Virginia Beach, Portsmouth and Chesapeake, Virginia, including six major state-wide banking organizations. The Bank is the oldest independent bank headquartered in Southside Hampton Roads. Finance companies, mortgage companies, credit unions and savings and loan associations also compete with the Bank for loans and deposits. In addition, in some instances, the Bank must compete for deposits with money market mutual funds that are marketed nationally. Most of the Bank's competitors have substantially greater resources than the Bank.

As of December 31, 2001, the Bank had 93 full-time equivalent employees. Management of the Corporation and the Bank considers its relations with employees to be excellent. No employees are represented by a union or any similar group, and the Bank has never experienced any strike or labor dispute.

The Bank, as a member bank of the Federal Reserve System, is subject to regulation and examination by the Virginia State Corporation Commission and the Board. In addition, the Bank is subject to the rules and regulations of the Federal Deposit Insurance Corporation, which currently insures the deposits of each member bank to a maximum of $100.0 thousand per depositor.

MARKET PRICE OF COMMON STOCK AND RELATED MATTERS

The Corporation's common stock began trading on the NASDAQ National Market under the symbol CWBS on October 30, 2000. Prior to listing on the NASDAQ National Market, the Corporation's common stock traded on the Over-the-Counter Bulletin Board ("OTC Bulletin Board"), an NASD sponsored and operated inter-dealer quotation system for equity securities not listed on the NASDAQ Stock Market. Set forth below is high and low trading information for the common stock for each quarter during 2001 and 2000. For periods in which the Corporation's common stock traded on the OTC Bulletin Board, the information set forth below reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

ANDERSON & STRUDWICK, INC., Underwriters/Distributors of Investment Securities is an "active market maker" in the stock of the Corporation. ANDERSON & STRUDWICK, INC. maintains offices in Richmond, Charlottesville, Fredericksburg, and Norfolk, Virginia. They are members of the New York Stock Exchange.

Additionally, McKINNON & COMPANY, Inc. has been a net market maker in the stock of Commonwealth Bankshares, Inc.

Please refer to the table below entitled Common Stock Performance for a breakdown of the stock prices for the four quarters of 2001 and four quarters of 2000. It is the opinion of management that this range accurately reflects the market value of the Company's common stock at the present time. The Company's common stock was listed on the NASDAQ as of April 25, 2002 as a last sale of $8.00.

The Corporation paid a $0.035 cash dividend per share on March 31, June 30, September 30 and December 31, 2001, and on June 30, September 30, and December 31, 2000.

At the April 1999 Board of Directors meeting, a Dividend Reinvestment and Stock Purchase Plan was approved. Shares purchased from the Company with reinvested dividends will be issued at a five percent discount from the market value. As of December 31, 2001, 41.7% of the Corporation's shareholders were participating in the plan. The plan also permits optional cash payments up to $20 thousand per quarter for the purchase of additional shares of common stock. These shares are issued at market value, without incurring brokerage commissions.

Common Stock Performance

	Common Stock Prices			
	2001		2000	
	High	Low	High	Low
First Quarter	$7.50	$6.31	$7.50	$6.00
Second Quarter	$7.50	$4.50	$7.25	$5.50
Third Quarter	$7.25	$6.30	$7.12	$6.38
Fourth Quarter	$7.25	$6.55	$7.00	$5.63


COMMON STOCK HIGH PRICES
1998 - 2001
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
1998
1999
2000
2001

Commonwealth Bankshares Capital Trust I – 8% convertible Trust Preferred Stock is traded on the NASDAQ National Market under the symbol CWBSP. The initial offering price was $5.00. The closing price as of quarter end March 31, 2002 was $5.25.

DIRECTORS

E. CARLTON BOWYER, Ph.D. 1, 5, 6
Investor, Retired Superintendent – Virginia Beach Schools

LAWRENCE C. FENTRISS 1, 2, 4
Co-founder Baxter, Fentriss and Company

MORTON GOLDMEIER 1, 2, 4
President, Hampton Roads Management Associates, Inc.

WILLIAM P. KELLAM 1, 2, 3, 5
Retired - Formerly President of Kellam-Eaton Insurance Agency, Inc.

THOMAS W. MOSS, JR., Esquire 1, 2, 4, 6
Treasurer – City of Norfolk

WILLIAM D. PAYNE, M.D. 1, 3, 6
Retired from Drs. Payne, Ives and Holland, Inc. in 2001

HERBERT L. PERLIN 1, 4, 6
President, Perlin Benefit Resources

RICHARD J. TAVSS, Esquire 1, 3, 5
Senior Counsel, Tavss, Fletcher, Maiden & King, P. C.

KENNETH J. YOUNG 1, 2, 3
President, Norfolk Tides

E. J. WOODARD, JR, CLBB, 1, 3, 4, 5, 6
Chairman of the Board,
President and Chief Executive Officer
Commonwealth Bankshares, Inc. and Bank of the Commonwealth

1. **Executive Committee** has the authority to act for the Board on most matters during the intervals between Board meetings. During 2001, E. J. Woodard, Jr. served as Chairman, Lawrence C. Fentriss, and George H. Burton, Jr., William P. Kellam, Morton Goldmeier, Thomas W. Moss, Jr., William D. Payne, M.D., Herbert L. Perlin, Richard J. Tavss and Kenneth J. Young served as members on a rotating basis.

2. **Audit Committee** meets with the independent accountants and management to consider the adequacy of internal controls and internal auditing activities, the objectivity of financial reporting and the scope of activities of the independent auditors and their report thereon. During 2001, directors Lawrence C. Fentriss, George H. Burton, Jr., Morton Goldmeier, William P. Kellam, Thomas W. Moss, Jr., and Kenneth J. Young served in this capacity.

3. **Compensation Committee** reviews the compensation of individuals at the officer level and makes recommendations to the Board of Directors with respect to compensation of directors and officers. During 2001, directors serving on the Compensation Committee were William D. Payne, M.D., William P. Kellam, Richard J. Tavss, Kenneth J. Young, and E. J. Woodard, Jr. Dr. Payne served as Chairman of this Committee.

4. **Investment Committee** has the authority to direct the investment policy of the Bank with their actions subsequently reported to the Board of Directors for ratification. During 2001, Lawrence C. Fentriss, George H. Burton, Jr., Morton Goldmeier, Thomas W. Moss, Jr., Herbert L. Perlin and E. J. Woodard, Jr. served on the Investment Committee. Mr. Burton served as Chairman of the Committee.

5. **Nominating Committee** performs the basic function of recommending those persons to be designated as Board nominees for elections to the Board by the stockholders at Commonwealth Bankshares' Annual Meeting. During 2001, William P. Kellam, Richard J. Tavss, and E. J. Woodard, Jr. served on the Nominating Committee. Mr. Kellam served as Chairman of the Committee.

6. **Community Reinvestment Committee** establishes the Bank's community reinvestment policies and reviews the Bank's community activities including the Bank's initiatives to service the deposit and loan needs of low to moderate income families within the Bank's established trade area. During 2001, E. J. Woodard, Jr., George H. Burton, Jr., Thomas W. Moss, Jr., William D. Payne, M.D. and Herbert L. Perlin served on the Community Reinvestment Committee. Mr. Woodard served as Chairman of this Committee.

ADVISORY DIRECTORS

Chesapeake Board

JOHN A. COSGROVE, Chairman
Delegate
Virginia House of Delegates

WILLIAM A. DeLOATCHE
Associate
Failes and Associates, P.C.

HOWARD R. FELDMAN, M. D.
Physician

DERWIN P. GRAY, M.D.
Physician, and Vice President of
Virginia Center For Women

MARY E. HARKNESS
Retired-Clerk of Juvenile and
Domestic Relations
District Court - Chesapeake

W. JEFFREY OVERTON
Attorney and Partner
Ferguson, Rawls, MacDonald &
Overton, P.C.

RANDALL D. SMITH
Commonwealth Attorney
City of Chesapeake

E. J. WOODARD, JR., CLBB
Chairman of the Board,
President and CEO
Commonwealth Bankshares, Inc. and
Bank of the Commonwealth

Portsmouth Board

DAVID W. LARKIN
President, Intergrated Computer
Technology, Inc.

BRYAN K. MEALS
Litigation Associate,
McGuire Woods, LLP

THOMAS V. MIANO
President, Early Virginia Properties

JAMES A. RESOLUTE
Retired – Department of Navy

BISHOP TED THOMAS, SR.
Chairman
Jurisdictional Prelate
of the Church of God in Christ

E. J. WOODARD, JR., CLBB
Chairman of the Board,
President and CEO
Commonwealth Bankshares, Inc. and
Bank of the Commonwealth

Virginia Beach Board

JAMES M. BOYD, Esquire
Attorney and Partner
Boyd & Boyd, P.C.

GEORGE H. BURTON, III
President, Burton Lumber
Company

M. DAVID JESTER
President
Marlyn Development Corp.

BETTY M. MICHELSON
Attorney

VINCENT D. NEWBY
Retired, City of Norfolk

JON F. SEDEL
President
Sedel & Associates Realty, Inc.

JOEY VILLANUEVA
President
Diversified Marketing

E. J. WOODARD, JR., CLBB
Chairman of the Board,
President and CEO
Commonwealth Bankshares, Inc.
and Bank of the Commonwealth

CORPORATE OFFICERS

E. J. WOODARD, JR., CLBB
Chairman of the Board,
President and Chief Executive Officer

JOHN H. GAYLE
Executive Vice President, Cashier
and Secretary

SIMON HOUNSLOW
Senior Vice President
Commercial Loans

RICHARD R. EARLY
Senior Vice President
and Senior Trust Officer

DEBORAH B. COON
Senior Vice President and
Data Processing Officer

KAREN M. WILSON
Vice President and Executive Assistant to the President

AMY M. CULPEPPER
Vice President and Commercial Loan Officer
Officer in Charge of Development in the Chesapeake Market

BANKING OFFICERS AND ADMINISTRATIVE ASSISTANTS

DIANE L. ADLER
Operations Officer

MICHELE L. BARHAM
Main Office
Loan Department Supervisor and
Administrative Assistant

VERONICA BEASLEY
Data Processing Supervisor

ELLEN CEHRS-TOLLIVER
Consumer Loan Officer

DEBRA F. COLE
Operations Manager
First Colonial Road Office

TERESA R. COUNCILL
Payroll Administrator and
Training Officer

TERRI L. EVANS
Manager
Cedar Road Office

BARBARA H. GAFFOS
Operations Manager
Main Office

LINDA W. GREENOUGH
Personnel and Security Officer

KAREN L. HARDISON
Executive Administrative Assistant and
Secretary to the President

ALEXIS A. JAMES
Assistant Trust Officer

DEBORAH L. LOCHER
Manager
Lynnhaven Office

DEBORAH L. MACHAK
Administrative Assistant – Operations

M. KEITH MARTIN
Manager
Granby Street Office

ANNETTE J. McCULLEY
Manager
ODU Office

CHERYL B. PARRIS
Assistant Vice President and Manager
Churchland Office

PATRICIA A. PRICE
Assistant Vice President and
Collections Officer

THERESA L. SELIG-BERENS
Assistant Cashier

HOLLY SPENCE
Manager
Rosemont Office

RICHARD WEBB
Vice President and Manager
Kempsville Office

DIANA WYSONG
Branch Administrative and
Compliance Officer

EXECUTIVE OFFICES
403 Boush Street
Norfolk, Virginia 23510-1200
Telephone (757) 446-6900
Internet: www.bankofthecommonwealth.com

STOCK TRANSFER AGENT
Bank of the Commonwealth
P. O. Box 1177
Norfolk, Virginia 23501-1177
Telephone (757) 446-6931

SHAREHOLDER INFORMATION
Additional copies of the Annual Report as well as information to shareholders may be obtained from the Corporation's Secretary.

FORM 10-KSB
The Form 10-KSB Annual Report to the Securities and Exchange Commission provides certain additional information. A copy of this report may be obtained upon request to the Secretary of the Corporation.

INDEPENDENT AUDITORS
Poti, Walton & Associates, P.C.
Certified Public Accountants
Winchester Building
10800 Midlothian Turnpike, Suite 239
Richmond, Virginia 23235-4705

Strickland & Jones, P.C.
Certified Public Accountants
749 Boush Street
Norfolk, Virginia 23516-1517

BANK COUNSEL
Kaufman & Canoles, P.C.
One Commercial Place, Suite 2000
Norfolk, Virginia 23510-2126

Kellam, Pickrell, Cox and Tayloe, P.C.
Bank of the Commonwealth Building
Suite 300
403 Boush Street
Norfolk, Virginia 23510-1200

Tavss, Fletcher, Maiden and King, P.C.
First Virginia Tower
555 Main Street, Suite 1400
Norfolk, Virginia 23510-2200

Bank of the Commonwealth is a member of the Board of Governors Federal Reserve System, the Federal Deposit Insurance Corporation, and the Federal Home Loan Bank of Atlanta.

Norfolk



HEADQUARTERS BUILDING ◦ *Boush and Freemason Streets*


BANK OF THE
COMMONWEALTH

ODU WEBB CENTER ◦ *Hampton Boulevard*



MIDTOWN OFFICE ◦ *4101 Granby Street*

Virginia Beach



KEMPSVILLE OFFICE • *1870 Kempsville Road*



HILLTOP OFFICE • *1124 First Colonial Road*


BANK OF THE
COMMONWEALTH
DRIVE-THRU

WINDSOR WOODS OFFICE • *225 South Rosemont Road*



LYNNHAVEN OFFICE • *2712 North Mall Drive*



CEDAR ROAD OFFICE • *1217 Cedar Road*

Chesapeake

Portsmouth



CHURCHLAND OFFICE • *4940 West Norfolk Road*